April 20, 2005

VIA EDGAR

Ms Ibolya Ignat
United States Securities and Exchange Commission
850 Fifth Street, N.W.
Washington, DC 20549

RE:	American Healthways, Inc. Form 10-K for the fiscal year ended August 31, 2004 File No. 000-19364

Dear Ms Ignat:

This letter is a supplement to our response letter dated April 5, 2005 relating to American Healthways, Inc. (the “Company”) Form 10-K for the fiscal year ended August 31, 2004.

With regard to our response to Question 3 concerning whether fees may be refundable to the customer regardless of our performance to date, we will disclose in the Summary of Critical Accounting Policies for Revenue Recognition that performance-based fees are not refundable for any reason other than performance to date in the contract year not meeting contractual targets. We will also disclose that historically, refunds for not meeting contractual targets have not been material.

With regard to our response to Question 4 concerning the information required by paragraph 37 of SFAS 131, it is impracticable for us to report revenue by each of the Company’s programs due to the following:

•	The Company’s various disease management programs are routinely bundled in a variety of configurations and sold to customers as a single service and often at a single price. In instances where multiple programs are sold at a single price, the programs are delivered together at the same time and over the same periods of time. Accordingly, we do not believe that EITF 00-21 is applicable to these arrangements because there are no undelivered items;
•	In its general-purpose financial statements, the Company’s revenues are reported as a single amount by customer with no distinction by program;
•	All programs provided by the Company to external customers are considered care enhancement services and accordingly are all similar in nature.

We confirm that beginning with our Annual Report on Form 10-K for the fiscal year ended August 31, 2005, we will disclose that it is impracticable for us to report revenues by program.

If you have any additional questions or comments, please contact me at 615–665–1122 or by FAX at 615–665–7739.

Sincerely yours,

/s/ Mary A. Chaput

Mary A. Chaput
Executive Vice President and Chief Financial Officer

cc:	Ben R. Leedle, Jr. James H. Cheek, III Cynthia Y. Reisz